                                                                    Exhibit 99.1

FOR IMMEDIATE RELEASE                FOR FURTHER INFORMATION CONTACT:
                                     Brad Miller, Investor Relations Director
                                     Country/City Code 8862 Tel: 3518-1107
                                     brad.miller@gigamedia.com.tw

                 GIGAMEDIA: FOURTH CONSECUTIVE QUARTER OF PROFIT

                          Q1 NET PROFIT OF $1.0 MILLION

Highlights of 1Q05 Results

      -     Consolidated revenues of US$25.6 million

      -     Consolidated EBITDA(1) of US$2.5 million

      -     Consolidated net income of US$1.0 million

      - Cash, cash equivalents and marketable securities-current of US$46.5 million

TAIPEI, Taiwan, July 20, 2005 - GigaMedia Limited ("GigaMedia" or the "Company") (NASDAQ: GIGM) announced today its fourth consecutive quarter of profitability, with first-quarter 2005 consolidated net income of $1.0 million, representing an improvement of $1.8 million from a consolidated net loss of $775 thousand in the same period of 2004.

All business units were profitable during the first quarter of 2005, with the Company's entertainment software business driving performance during the period.

"First quarter was a solid start to what is going to be an exciting year for the new GigaMedia," stated Chief Executive Officer Arthur Wang. "We are laying the foundation for strong growth in our online entertainment business, building-out our product offerings and improving our platform."

"The online entertainment sector is rich with opportunity, especially in the European Community where we are traditionally strong, as well as in Asia, our geographic home base," explained CEO Wang. "At the same time, we continue to implement our internal

----------
(1) EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles ("GAAP"). See "Use of Non-GAAP Measures" for more details.

restructuring which resulted in profitability in each of our business units in the first quarter."

CONSOLIDATED FINANCIAL RESULTS

Consolidated financial results for the first quarter of 2005 benefited from GigaMedia's acquisition in April 2004 of entertainment software developer Cambridge Entertainment Software ("CES", formerly called Grand Virtual). As a result of this acquisition, consolidated financial results for the first quarter of 2005 and 2004 may not be comparable.

                  GIGAMEDIA 1Q05 CONSOLIDATED FINANCIAL RESULTS
---------------------------------------------------------------------------------
 (UNAUDITED
 QUARTERLY
FIGURES, IN
    US$
 THOUSANDS)       1Q05      1Q04     CHANGE (%)     1Q05      4Q04     CHANGE (%)
-------------    ------    ------    ----------    ------    ------    ----------
REVENUES         25,576    27,255        -6        25,576    26,605        -4

OPERATING           310    (1,140)       NA           310     3,166       -90
INCOME (LOSS)

NET INCOME        1,022      (775)       NA         1,022     1,209       -15
(LOSS)

EBITDA(A)         2,545       630       304         2,545     2,899       -12

CASH, CASH       46,510    41,049        13        46,510    47,517        -2
EQUIVALENTS
AND
MARKETABLE
SECURITIES-
CURRENT

(A) EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is provided as a supplement to results provided in accordance with GAAP. (See, "Use of Non-GAAP Measures," for more details.)

Consolidated revenues for the first quarter of 2005 were $25.6 million, a 6 percent decrease from consolidated revenues of $27.3 million for the corresponding period in 2004 and a 4 percent decrease compared to consolidated revenues of $26.6 million for the preceding quarter. The year-over-year decrease in consolidated revenues was largely due to declining contributions from GigaMedia's music distribution business, which more than offset strong contributions from the Company's entertainment software business and improved performance in the broadband ISP business. The sequential decrease in consolidated revenues was primarily due to FIN 46(R) adjustments made in the fourth quarter of 2004 with respect to UIM revenues (see, "Entertainment Software Business" and "About the Numbers in This Release").

Consolidated net income for the first quarter of 2005 was $1.0 million, a turnaround of

$1.8 million from a consolidated net loss of $775 thousand for the same period in 2004 and a decrease of $187 thousand, or 15 percent, from consolidated net income of $1.2 million for the preceding quarter. Driving the year-over-year increase in consolidated net income were contributions from the Company's entertainment software business and inventory management and cost and expense control initiatives in GigaMedia's music distribution business. The sequential decline in consolidated net income was primarily due to certain items recorded during the fourth quarter of 2004, including a reversal of inventory provisioning costs in GigaMedia's music distribution business, and a reduction in amortization expenses as a result of the reclassification of certain intangible assets to goodwill related to GigaMedia's entertainment software business.

Consolidated EBITDA for the first quarter of 2005 was $2.5 million, an increase of $1.9 million compared to consolidated EBITDA of $630 thousand for the same period in 2004 and a decrease of 12 percent compared to the previous quarter.

Cash, cash equivalents and marketable securities-current at the end of the first quarter of 2005 totaled $46.5 million.

BUSINESS UNIT RESULTS

ENTERTAINMENT SOFTWARE BUSINESS

(UNAUDITED, IN US$
    THOUSANDS)         1Q05    1Q04    CHANGE (%)     1Q05     4Q04    CHANGE (%)
------------------    -----    ----    ----------    -----    -----    ----------
REVENUES(A)           4,299     NA         NA        4,299    6,838       -37

OPERATING INCOME        893     NA         NA          893    1,839       -51
(LOSS)(A)

NET INCOME (LOSS)       873     NA         NA          873    2,061       -58
BEFORE
MINORITY
INTERESTS (A)

NET INCOME (LOSS)     1,170     NA         NA        1,170    1,897       -38

(A) Includes contributions from UIM as a result of the adoption of FIN 46(R). (See, "About the Numbers in This Release.")

The Company's entertainment software business unit delivered outstanding profitability as it continued to perform in healthy, growing markets. During the first quarter, the Company continued to invest in casino-based software and new poker software to achieve improved long-term performance and leadership in non-English-speaking markets. The entertainment software business launched four new casino-based games and over 50 game iterations thereof and added Hebrew language casino software product offerings during the period. For GigaMedia's poker product, the Company completed the development of multi-table tournament poker software, with formal product rollout achieved in April. This key multi-table feature has allowed licensees of the poker platform to promote seats to major land-based poker tournaments, including the recent European Poker Tour in Monaco and The World Series of Poker in Las

Vegas. The Company also integrated several new payment methods into the single-table software platform. While buildup and expansion of the poker products is at an early stage, initial results indicate strong returns on this investment and growing momentum.

Quarter-over-quarter declines in revenues and operating income of the entertainment software business were due to the impact of FIN 46(R), under which GigaMedia consolidates the results of UIM. (See, "About the Numbers in This Release.") During the fourth quarter of 2004 the Company adopted FIN 46(R) and, accordingly, adjusted the year-end financial results of the Company's entertainment software business by incorporating the second and third quarter results of UIM in the year-end financial results of the Company's entertainment software business. Fourth quarter revenues for the entertainment software business excluding such adjustments were approximately $4.0 million; such revenues grew by 6 percent to $4.3 million in the first quarter of 2005.

Based on GigaMedia's revenue-sharing agreement with UIM, GigaMedia recognized software licensing and support services revenues of $2.8 million during the first quarter of 2005. This represented an increase of 8 percent from revenues of $2.6 million recorded during the fourth quarter of 2004, primarily due to revenue growth in the casino-based software vertical. Such revenues have been eliminated in consolidation.

Net income for the first quarter of 2005 for the entertainment software business was $1.2 million, a 38 percent decrease compared to $1.9 million recorded during the fourth quarter of 2004. The sequential variance in net income was largely attributable to a reduction of amortization expenses recorded during the fourth quarter of 2004 as a result of the reclassification of certain intangible assets to goodwill.

BROADBAND ISP BUSINESS

(UNAUDITED, IN US$
    THOUSANDS)            1Q05     1Q04    CHANGE (%)    1Q05      4Q04    CHANGE (%)
--------------------      -----    -----   ----------    -----    -----    ----------
REVENUES(A)               5,751    5,525         4       5,751    5,251       10

OPERATING INCOME            342      (63)       NA         342      285       20
(LOSS)(A)

NET INCOME (LOSS)(A)        558      202       176         558     (630)      NA

(A) In quarterly and annual releases before the third quarter of 2004, GigaMedia included corporate headquarters expenses and certain other items in the broadband ISP business unit results. In the table above, all such amounts have been excluded for the current and past periods. All numbers are presented on a consistent basis.

In the first quarter, the Company's broadband ISP business returned to profitability and continued to make progress in growing GigaMedia's corporate broadband ISP business while retaining subscribers and tightly controlling costs in the consumer broadband ISP business. During the period, the Company's consumer broadband ISP business focused on subscriber retention and upgrade programs which feature flexible payment options and incentives for ADSL subscribers to migrate to higher specification broadband products. The number of subscribers in the Company's consumer broadband ISP business during the first quarter decreased slightly compared to the fourth quarter of 2004 to approximately 94,000, with blended average revenue per subscriber up slightly compared to the fourth quarter of 2004 at approximately $12.70 per month.

Consistent with management's efforts to control costs in the consumer broadband ISP business, on June 23, 2005, GigaMedia entered into an agreement with a third party to assign the Internet content portion of the Company's consumer broadband ISP business at a consideration of approximately US$670 thousand. In addition, under the terms of the agreement, for a period of ten years commencing from January 1, 2006, GigaMedia will be entitled to share a portion of the net revenue generated from the gigigaga.com.tw Web site being transferred.

The Company's corporate broadband ISP business continued to target growing bandwidth demand, leading to improved performance from the business unit during the first quarter. Revenues in the corporate broadband ISP business for the first quarter of 2005 were $1.6 million, representing 28 percent of total revenues in the Company's broadband ISP business and a 28 percent increase compared to revenues recorded in the corporate broadband ISP business during the previous quarter.

Net income was $558 thousand in the first quarter of 2005, versus a net loss of $630 thousand for the fourth quarter of 2004. The sequential increase in net income was driven by performance of the corporate broadband ISP business during the first quarter. The quarter-over-quarter variation in net income was also attributable to certain items recorded during the fourth quarter, including non-operating losses from an impairment of marketable securities.

MUSIC DISTRIBUTION BUSINESS

(UNAUDITED, IN US$ THOUSANDS)            1Q05         1Q04      CHANGE (%)    1Q05         4Q04     CHANGE (%)
-----------------------------           ------       ------     ----------   ------       ------    ----------
REVENUES                                15,547       21,749            -29   15,547       14,537             7

OPERATING INCOME (LOSS)                   (147)        (324)           -54     (147)       1,265            NA

NET INCOME (LOSS) BEFORE
MINORITY INTERESTS (A)                      49         (374)            NA       49        1,339           -96

NET INCOME (LOSS)                           29         (219)            NA       29          784           -96

(A) Minority shareholders own a 41.42 percent interest in G-music.

The music distribution business continued to aggressively manage for profitability in the first quarter. The Company closed two underperforming stores during the period and began taking steps to lower fixed costs by converting several additional stores to a combined space format under which stores share space at select locations with popular entertainment and service businesses targeting similar clientele.

Revenues recorded during the first quarter of 2005 benefited from appreciation of the New Taiwan dollar versus the U.S. dollar and increased sales during the Chinese New Year period. However, overall market sales continue to decline. Net income during the same period of 2005 was $29 thousand, a decrease of 96 percent compared to net income of $784 thousand in the previous quarter and a turnaround of $248 thousand from a loss of $219 thousand in the same period of 2004. The quarter-over-quarter variation in net income was primarily due to certain items recorded during the fourth quarter, including a reversal of inventory provisioning costs.

BUSINESS OUTLOOK

The following forward-looking statements reflect GigaMedia's expectations as of July 20, 2005. Given potential changes in economic conditions and consumer spending, fluctuations in Taiwan's recorded music market, the evolving nature of broadband and online entertainment software, and various other risk factors, including those discussed in the Company's 2004 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Management expects the online entertainment market to remain strong in 2005, with attractive global growth opportunities in both online casino games and online poker software presenting excellent opportunities for the Company's entertainment software business. We expect growth from the Company's entertainment software business will offset the challenges we face; namely, strong competition in the broadband ISP market and a secular downtrend in the music distribution market. Based on improvements gained to date from internal restructuring and our long-term growth plans, we are highly confident in our ability to deliver continued improvement in the Company's 2005 financials and increasing shareholder value.

USE OF NON-GAAP MEASURES

Management believes that EBITDA (earnings before interest, taxes, depreciation, amortization and minority interests) is a useful supplemental measure of performance because it excludes certain non-cash items such as depreciation and amortization. EBITDA is not a recognized earnings measure under GAAP and does not have a standardized meaning. Non-GAAP measures such as EBITDA should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, other financial measures prepared in accordance with GAAP. A reconciliation to the GAAP equivalent of the non - GAAP measure is provided on the attached unaudited financial statements.

ABOUT THE NUMBERS IN THIS RELEASE

All figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

GigaMedia's segmental financial results are based on the Company's method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated financial results of the Company for the first quarter of 2005 may differ from totals of the Company's segmental financial results for the same period due to (1) certain inter-company eliminations and (2) the impact of the Company's corporate headquarters and certain non-operating subsidiaries of GigaMedia on the Company's consolidated financial results. In quarterly and annual releases before the third quarter of 2004, GigaMedia included corporate headquarters expenses and certain other items in the broadband ISP business unit results. All such amounts have been excluded in this press release for the current and past periods. All numbers pertaining to the broadband ISP business are presented on a consistent basis.

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 46, Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company has conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of Ultra Internet Media ("UIM"), a licensee of GigaMedia's entertainment software developer CES. Accordingly, the Company has incorporated the results of UIM into the Company's consolidated financial statements, resulting in certain adjustments to GigaMedia's consolidated financial results and the financial results of the Company's entertainment software business recorded during the second and third quarters of 2004. All such adjustments were recorded during the fourth quarter of 2004 as part of the Company's year-end adjustments. As a result, financial results for the first quarter of 2005 and previous periods may not be comparable. All results referred to in this press release, unless otherwise indicated, reflect the Company's adoption of FIN 46(R).

CONFERENCE CALL AND WEBCAST

GigaMedia will hold a conference call at 8:30 p.m. Taipei/Hong Kong Time on July 20, 2005, which is 8:30 a.m. Eastern Daylight Time on June 20, 2005 in the U.S., to discuss the Company's fourth-quarter and full-year performance. Individual investors can listen to a webcast of the call at http://ir.giga.net.tw, through CCBN's individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN's Individual Investor Network. Institutional investors can access the call via CCBN's password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

ABOUT GIGAMEDIA

GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of broadband and entertainment services, with headquarters in Taipei, Taiwan. The Company operates Taiwan's two largest music store chains, Rose Records and

Tachung Records, through its subsidiary G-Music. The Company also operates a major Taiwanese broadband ISP, providing Internet access service and broadband content with multiple delivery technologies via its Web destination http://www.gigigaga.com. GigaMedia's subsidiary KBT provides broadband services to corporate subscribers in Taiwan. The Company also develops software for online entertainment services, including the global online gaming market. More information on GigaMedia can be obtained from http://ir.giga.net.tw.

The statements included above and elsewhere in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company's current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2005.

                                      # # #

                               (Tables to follow)

                                GIGAMEDIA LIMITED
                      CONSOLIDATED STATEMENT OF OPERATIONS

                                                                            Three months ended
                                                                3/31/2005        12/31/2004        3/31/2004
                                                                unaudited        unaudited         unaudited
                                                                   USD              USD               USD
                                                                ----------       ----------       ----------
OPERATING REVENUES

Access revenues                                                  5,613,319        5,139,619        5,361,538
Sales/rental                                                    15,039,497       14,259,213       21,325,007
Software licensing & online entertainment revenues               4,299,116        6,817,436                0
Promotional and advertising revenues                               385,243          304,811          482,932
Subscription revenues                                               53,458           55,524           66,807
Other revenues                                                     185,700           28,060           18,253
                                                                ----------       ----------       ----------
Total operating revenues                                        25,576,333       26,604,663       27,254,537

COSTS AND EXPENSES
Operating costs                                                  4,636,859        4,319,699        3,463,852
Cost of sales/rental/installation                               12,089,838        9,706,945       18,336,300
Product development & engineering expenses                         906,347        1,666,529          303,702
Selling and marketing expenses                                   5,021,897        6,912,153        3,813,142
General and administrative expenses                              2,618,701          586,630        2,477,919
Bad debt expenses                                                   (7,720)         246,818                0
                                                                ----------       ----------       ----------
Total costs and expenses                                        25,265,922       23,438,774       28,394,915

                                                                ----------       ----------       ----------
Income (Loss) from operations                                      310,411        3,165,889       (1,140,378)
                                                                ----------       ----------       ----------

NON-OPERATING INCOME (EXPENSE)
Interest income                                                     22,945           67,844           57,049
Foreign exchange gain (loss) - net                                (140,060)        (389,478)        (621,210)
Gain (loss) on sales of marketable securities                      385,803          512,919          708,760
Gain (loss) on disposal of property, plant & eqpmt.                      0          (59,599)            (575)
Interest expense                                                    (2,340)          (5,000)             (72)
Other-than-temporary impairment on marketable securities                 0       (1,832,808)               0
Other non-operating income (expense)                               201,914          333,248           63,602
                                                                ----------       ----------       ----------
Non-operating income (expense)                                     468,262       (1,372,874)         207,554

Income tax expense                                                  33,405         (137,460)               0
Minority interest income (loss)                                   (276,971)         721,261         (157,717)
                                                                ----------       ----------       ----------
Net income (loss)                                                1,022,239        1,209,214         (775,107)
                                                                ==========       ==========       ==========
Net income (loss) per common share                                    0.02             0.02            (0.02)
                                                                ----------       ----------       ----------
Average shares outstanding                                      50,215,107       50,154,000       50,154,000
                                                                ----------       ----------       ----------

                                  RECONCILIATION OF NET INCOME TO EBITDA

Net income (loss)                                                1,022,239        1,209,214         (775,107)
Minority interest income (loss)                                   (276,971)         721,261         (157,717)
Depreciation                                                     1,185,120        1,180,140        1,093,156
Amortization                                                       601,809          (11,325)         526,939
Interest (income) expense                                          (20,605)         (62,844)         (56,977)
Tax                                                                 33,405         (137,460)               0
                                                                ----------       ----------       ----------
EBITDA                                                           2,544,997        2,898,986          630,294

                                GIGAMEDIA LIMITED
                           CONSOLIDATED BALANCE SHEET

                                                                3/31/2005       12/31/2004        3/31/2004
                                                                unaudited         audited         unaudited
                                                                   USD              USD              USD
                                                               -----------      -----------      -----------
ASSETS
Current assets
Cash and cash equivalents                                        8,542,246       13,232,637       12,422,287
Marketable securities - current                                 37,968,174       34,284,178       28,626,613
Notes and accounts receivable - net                              6,146,353        5,838,483        5,421,321
Receivables from related parties                                         0          128,452          172,506
Inventories - net                                               10,880,450       10,488,252        6,163,754
Prepaid expenses                                                   861,098          678,500        1,272,477
Restricted cash                                                  1,507,601        1,506,467        1,348,788
Other current assets                                             2,391,713        1,569,195        1,670,495
                                                               -----------      -----------      -----------
Total current assets                                            68,297,635       67,726,164       57,098,241

Marketable securities - noncurrent                               2,262,411        2,892,574       37,180,454
Property, plant & equipment - net                               14,367,783       15,055,518       15,210,659
Goodwill                                                        29,607,283       29,607,283                0
Intangible assets - net                                          8,168,596        8,372,144        6,138,570
Other assets                                                     2,456,637        2,323,616        4,771,214
                                                               -----------      -----------      -----------

Total assets                                                   125,160,345      125,977,299      120,399,138
                                                               ===========      ===========      ===========

LIABILITIES & SHAREHOLDERS' EQUITY
Short-term loans                                                         0          283,822                0
Notes and accounts payable                                      13,699,163       14,001,522       16,082,738
Payables to related parties                                              0           51,133                0
Accrued compensation                                               696,476        1,654,939        1,081,550
Accrued expenses                                                 3,907,666        3,346,440        3,704,766
Other current liabilities                                        4,317,327        3,902,073        3,178,802
                                                               -----------      -----------      -----------
Total current liabilities                                       22,620,632       23,239,929       24,047,856
Other liabilities                                                2,597,645        2,499,869        1,979,445
                                                               -----------      -----------      -----------
Total liabilities                                               25,218,277       25,739,798       26,027,301

Minority interests                                               4,009,772        4,266,837        3,221,304

SHAREHOLDERS' EQUITY                                            95,932,296       95,970,664       91,150,533

                                                               -----------      -----------      -----------
Total liabilities & shareholders' equity                       125,160,345      125,977,299      120,399,138
                                                               -----------      -----------      -----------